Northern Lights Fund Trust II

June 15, 2011

VIA: EDGAR ELECTRONIC FILING

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust II

Registration Statement on Form N-1A

Filed April 18, 2011

File No. 333-173560

Accession No. 0000910472-11-000558

Ladies and Gentlemen:

The undersigned registrant, Northern Lights Fund Trust II (the “Trust”), hereby requests that the Commission grant its application to withdraw the above-referenced N-1A Registration Statement, initially filed with the Commission on April 18, 2011, together with all exhibits and amendments thereto (the “Registration Statement”). The basis for the application to withdraw is that the N-1A Registration Statement included an incorrect signature page.  Although a correct signature page was manually executed at the time of the filing, an incorrect draft was EDGARized and included in the filing.  No securities were offered or sold in connection with the aforementioned N-1A Registration Statement filing being withdrawn.  It is the intent of the Trust to immediately refile the same N-1A Registration Statement with the correct signature page.

It is our understanding that this application for withdrawal of the N-1A Registration Statement will be deemed granted as of the date that it is filed with the Commission unless Northern Lights Fund Trust II receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call David J. Baum at Alston & Bird LLP at (202) 239-3346.

Sincerely,

/s/ Andrew Rogers
Andrew Rogers President

cc: David J. Baum